Exhibit 99.1

Yandex Announces Third Quarter 2021 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, October 27, 2021 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2021

Q3 2021 Financial and Operational Highlights 1,2

In RUB millions		Three months ended September 30,
		2020	2021	Change
	Total Revenues	59,882	91,305	52%
Total Group on a	Online Ad Revenues	33,598	42,605	27%
like-for-like basis	Online Ad Revenues Ex-TAC	29,042	35,730	23%
including	Total Adjusted EBITDA	14,847	5,622	-62%
Yandex.Market	Total Adjusted EBITDA margin, %	24.8%	6.2%	-18.6 pp
in 2020	Net income/(loss)	21,688	(3,908)	n/m
	Adjusted Net Income	7,506	1,340	-82%
	Share of Russian search market, %	59.3%	59.3%	0.0 pp
	Search share on Android, %	58.7%	58.9%	0.2 pp
Search and Portal[3]	Revenues	32,072	42,713	33%
	Revenues Ex-TAC	26,975	35,075	30%
	Adjusted EBITDA	16,781	20,684	23%
	Adjusted EBITDA margin, %	52.3%	48.4%	-3.9 pp
	Revenues	18,552	34,011	83%
	Rides YoY growth in the Ride-hailing service, %	22.0%	44.2%	22.2 pp
	GMV[4] of Ride-hailing	93,722	151,987	62%
Taxi (MLU)	GMV of FoodTech	9,524	21,206	123%
	GMV[5] of Logistics	2,317	7,877	240%
	Total MLU Adjusted EBITDA	1,740	1,223	-30%
	Ride-hailing Adjusted EBITDA margin (as % of GMV)	3.0%	2.8%	-0.2 pp
	Total E-Commerce GMV[6]	13,307	41,827	214%
Yandex.Market	Yandex.Market marketplace GMV	10,145	31,620	212%
	Yandex.Market Adjusted EBITDA	(1,221)	(11,673)	n/m
Media Services	Yandex Plus subscribers, MM	5.1	10.3	102%
Zen	Zen DAU, MM	18.2	20.6	13%
	Share of video as % of time spent on Zen	19.0%	40.0%	21.0 pp

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 72.7608 to $1.00, the official exchange rate quoted as of September 30, 2021 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, financial results on a like-for-like basis including Yandex.Market in the prior year period. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) In Q3 2021 we transferred Yandex.TV from Search & Portal to Other Business Units and Initiatives segment. This change is applied retroactively to all periods presented.

(4) GMV (or gross merchandise value) is the value of orders delivered (and settled by customers) recognized on the date of delivery at their final prices, including VAT.

(5) GMV of Yandex.Delivery (Logistics) is defined as total transaction amounts paid by individual users and B2B clients for a last-mile delivery service, including VAT and excluding any adjustment for consumer discounts and refunds, partner (Driver / Courier) earnings and partner incentives.

(6) E-Commerce GMV is defined as the value of all merchandise sold through our Yandex.Market marketplace and Yandex.Lavka as well as the value of grocery products sold through Yandex.Eats (delivered and paid for) including VAT.

Financial outlook

Based on recent performance, we currently expect our total group revenues to be between RUB 340 and 350 billion for the full year 2021.

We are increasing our Search & Portal ruble-based revenue outlook to high-twenties growth (from mid-twenties previously) for the full year 2021 compared with 2020. The higher-than-expected growth is underpinned by our targeted investments into enhancement of search and advertising technologies, products for small and mid-sized businesses and increases in the search market share on iOS devices. We thus estimate Adjusted EBITDA margin for the full year 2021 to be marginally lower compared with full year 2020, although still over 48%.

We also increase our guidance for GMV growth in ride-hailing from the 60% we expected previously to a range of 65% to 70% for the full year 2021 compared to 2020.

We expect our total E-Commerce GMV (including GMV of Yandex.Market marketplace, our e-grocery business Yandex.Lavka and grocery-originated GMV of Yandex.Eats) to increase up to 3x for the full year 2021 compared with 2020.

Our outlook reflects our current view, based on the trends that we have seen in the first ten months of the year, and may change subject to developments in market conditions, including the economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis.

Corporate Events

●	On August 30, 2021, Yandex entered into a Framework Agreement with Uber to restructure their joint ventures, MLU B.V. and Yandex Self-Driving Group B.V. Under this agreement, for total consideration of $1.0 billion in cash, Yandex acquires from Uber its entire 18.2% equity interest in SDG, an additional 4.5% equity interest in MLU and Uber’s 29% indirect interest in Yandex.Eats, Yandex.Lavka and Yandex.Delivery (after they are demerged from the MLU). Uber has also granted to Yandex an option to acquire Uber’s remaining 29% equity interest in the newly restructured MLU (which will focus on mobility businesses) during the two-year period at an initial exercise price of $1.8 billion (subject to agreed increases to approximately $2.0 billion).

●	Yandex repurchased 581,164 Class A shares in open market repurchases in Q3 2021, for total consideration of $46 million, as part of the Company’s ongoing share repurchase program. We intend to hold such shares in treasury for use under the Yandex equity incentive plan.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and nine months ended September 30, 2020 and 2021, which includes the results of Yandex.Market from July 24, 2020 (the date of consolidation):

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	58,335	91,305	57%	146,745	245,843	68%
Ex-TAC revenues	53,819	84,430	57%	132,715	227,336	71%
Income/(loss) from operations	6,258	(5,684)	n/m	11,563	(10,674)	n/m
Adjusted EBITDA	14,984	5,622	-62%	35,580	22,423	-37%
Net income/(loss)	21,761	(3,908)	n/m	23,445	(11,792)	n/m
Adjusted net income	7,521	1,340	-82%	14,552	5,360	-63%

The table below provides a summary of our key financial results on a like-for-like basis (including Yandex.Market for the full periods in 2020) for the three and nine months ended September 30, 2020 and 2021:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	59,882	91,305	52%	160,226	245,843	53%

Ex-TAC revenues	55,327	84,430	53%	145,764	227,336	56%
Income/(loss) from operations	5,920	(5,684)	n/m	5,434	(10,674)	n/m
Adjusted EBITDA	14,847	5,622	-62%	31,408	22,423	-29%
Net income/(loss)	21,688	(3,908)	n/m	20,404	(11,792)	n/m
Adjusted net income	7,506	1,340	-82%	12,117	5,360	-56%

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of September 30, 2021:

●	RUB 134.6 billion ($1,850.1 million) on a consolidated basis
●	Of which RUB 14.1 billion ($193.3 million) is related to Taxi segment
●	In September 2021, Yandex paid RUB 58.4 billion* ($0.8 billion) in cash under the agreed payment terms and following the completed milestones of the recently announced transaction with Uber. The remaining part of consideration will be paid upon the completion of the deal.

*at the exchange rate as of payment date.

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 59.3% in Q3 2021, unchanged from 59.3% in Q3 2020 and down slightly from 59.7% in Q2 2021 (primarily reflecting a seasonal normalization of the desktop market share as well as methodology changes), according to Yandex.Radar
●	Search share on Android in Russia was 58.9% in Q3 2021, up slightly from 58.7% in Q3 2020 and down from 59.5% in Q2 2021 (primarily reflecting a methodology changes), according to Yandex.Radar
●	Mobile search traffic was 66.2% of our total search traffic in Q3 2021. Mobile revenues represented 57.5% of our search revenues in Q3 2021
●	Search queries in Russia grew 8% in Q3 2021 compared with Q3 2020

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	32,072	42,713	33%	88,162	117,280	33%
Revenues Ex-TAC	26,975	35,075	30%	72,497	96,252	33%
Adjusted EBITDA	16,781	20,684	23%	42,587	56,094	32%
Adjusted EBITDA margin	52.3%	48.4%	-3.9 pp	48.3%	47.8%	-0.5 pp

Revenues increased by 33% and Revenues Ex-TAC increased by 30% year-on-year in Q3 2021. On a two-year stack basis, which we are presenting to provide a clearer picture of our business by smoothing out the effect of the Covid-19 pandemic, the revenues grew by 16% in Q3 2021. The solid growth momentum reflects the robust performance of the core search business, improved search share and mobile monetization as well as strong trends in the Yandex Ad Network on the back of investments in further enhancements of our advertising products, instruments and technologies.

Adjusted EBITDA margin came to 48.4% in Q3 2021 compared with 52.3% in Q3 2020. The year-on-year dynamic was primarily driven by the investments in advertising technologies (including enhancements to the effectiveness of our conversion strategies and development of SMB products) and in product and performance marketing to support the growth of iOS market share, as well as high base effect from the pandemic-related cost cutting measures implemented in 2020.

Taxi

The Taxi segment includes our mobility businesses, which consist of the (i) Ride-hailing business (including Yandex.Taxi in Russia and 17 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, (ii) Yandex.Drive, our car-sharing business; (iii) the FoodTech businesses (including Yandex.Eats, our ready-to-eat and grocery delivery service; and Yandex.Lavka, our hyperlocal convenience store delivery service); and (iv) Yandex.Delivery (Logistics), our last mile logistics solution for individuals, SMBs and enterprises.

Key operational trends:

●	Number of rides in the Ride-hailing service increased 44% compared with Q3 2020
●	The number of our own dark stores in Yandex.Lavka service reached 395 stores as of the end of September 2021

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
GMV:
Mobility	97,052	156,136	61%	233,780	414,118	77%
Ride-hailing	93,722	151,987	62%	226,443	403,302	78%
Drive	3,330	4,149	25%	7,337	10,816	47%
Yandex.Delivery (Logistics)	2,317	7,877	240%	4,413	18,160	312%
FoodTech	9,524	21,206	123%	24,234	53,654	121%
Total GMV	108,893	185,219	70%	262,427	485,932	85%
Revenues:
Mobility	13,697	22,090	61%	34,415	58,670	70%
Ride-hailing	10,985	18,632	70%	28,414	49,658	75%
Drive	2,712	3,458	28%	6,001	9,012	50%
Yandex.Delivery (Logistics)	739	3,316	349%	1,544	7,619	393%
FoodTech	4,396	9,840	124%	10,291	25,030	143%
Eliminations	(280)	(1,235)	341%	(546)	(2,625)	381%
Total revenues	18,552	34,011	83%	45,704	88,694	94%
Adjusted EBITDA:
Mobility	2,900	4,785	65%	4,775	15,527	225%
Ride-hailing	2,829	4,317	53%	6,644	14,756	122%
Drive	71	468	n/m	(1,869)	771	n/m
Yandex.Delivery (Logistics)	(222)	(346)	56%	(407)	(847)	108%
FoodTech	(938)	(3,216)	243%	(2,698)	(8,147)	202%
Total Adjusted EBITDA	1,740	1,223	-30%	1,670	6,533	291%
Adjusted EBITDA margin as % of GMV:
Mobility	3.0%	3.1%	0.1 pp	2.0%	3.7%	1.7 pp
Ride-hailing	3.0%	2.8%	-0.2 pp	2.9%	3.7%	0.8 pp
Drive	2.1%	11.3%	9.2 pp	-25.5%	7.1%	n/m
Yandex.Delivery (Logistics)	-9.6%	-4.4%	5.2 pp	-9.2%	-4.7%	4.5 pp
FoodTech	-9.8%	-15.2%	-5.4 pp	-11.1%	-15.2%	-4.1 pp
Total Adjusted EBITDA as % of GMV	1.6%	0.7%	-0.9 pp	0.6%	1.3%	0.7 pp

Taxi segment revenues increased by 83%, with Ride-hailing (including our corporate Taxi business) and Yandex.Lavka as the largest contributors to growth, followed by the Yandex.Delivery (Logistics) business, as well as the growth of car-sharing. Ride-hailing and Drive revenue increased by 70% and 28% respectively, driven by solid growth in rides and even faster growth in GMV. Yandex.Delivery (Logistics) revenue increased by 349% year-on-year and demonstrated acceleration of quarter-over-quarter growth compared to Q2 2021, as a result of continuously increasing demand of last-mile delivery services. FoodTech revenue delivered solid 124% year-on-year growth primarily driven by the growth of Yandex.Lavka on the back of increased demand and new dark stores openings, as well as by the solid performance of Yandex.Eats Grocery; its share reached 22% of Yandex.Eats GMV in Q3. On a two-year stack basis, revenue in Ride-Hailing, Drive and FoodTech increased by 46%, 28% and 235%, respectively (including 108% two-year stack growth for Yandex.Eats).

Eliminations related to the Taxi segment represent the eliminations of intercompany revenues between different businesses within the Taxi Group. The increase of 341% in Q3 2021 compared with Q3 2020 was mainly attributed to a higher volume of FoodTech orders fulfilled by our Yandex.Delivery (Logistics) business.

Adjusted EBITDA of Taxi was RUB 1,223 million in Q3 2021, down from RUB 1,740 million in Q3 2020. Adjusted EBITDA of the Mobility businesses reached RUB 4,785 million and increased 65% in Q3 2021 compared to Q3 2020, which was however offset by our investments into the rapidly growing Yandex.Lavka and Yandex.Eats (grocery delivery from retail chains in particular) businesses as well as our Logistics services.

Yandex.Market

The Yandex.Market segment includes our marketplace, price comparison service, and several small experiments.

Key operational trends:

●	Total E-Commerce GMV (Yandex.Market marketplace, our e-grocery business Yandex.Lavka and grocery-originated GMV of Yandex.Eats) increased by 214% year-on-year in Q3 2021
●	The share of GMV sold by third-party sellers on our Yandex.Market marketplace reached 78% in Q3 2021 compared to 60% in Q3 2020
●	Marketplace’s assortment reached 20.9 million SKUs as of the end of Q3 2021 compared to 16.8 million SKUs as of the end of Q2 2021 and 1.4 million SKUs as of the end of Q3 2020
●	The number of active buyers[7] on Yandex.Market marketplace increased by 95% year-on-year and reached 8.4 million as of the end of Q3 2021
●	The number of active sellers[8] on Yandex.Market marketplace increased by 178% year-on-year and reached 17.7 thousand as of the end of Q3 2021

(7) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(8) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

The table below presents the financial results of the Yandex.Market segment on a like-for-like basis for the full three and nine months periods ended September 30, 2020 and 2021.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020 *	2021	Change	2020 *	2021	Change
GMV of Yandex.Market	10,145	31,620	212%	28,920	75,980	163%
Revenues:	6,910	8,662	25%	20,172	24,834	23%
Revenues from sale of goods (1P)	3,377	5,795	72%	10,860	17,298	59%
Commission and other marketplace revenues (3P)	1,367	1,941	42%	3,035	3,582	18%
CPC revenues[9]	2,166	926	-57%	6,277	3,954	-37%
Adjusted EBITDA:	(1,221)	(11,673)	n/m	(5,257)	(28,079)	n/m
Adjusted EBITDA margin:	-17.7%	-134.8%	-117.1 pp	-26.1%	-113.1%	-87.0 pp

* Financial results of Yandex.Market for the three and nine months ended September 30, 2020 were included in Yandex’s consolidated financial results on a consolidated basis since July 24, 2020. Yandex’s portion of the results of Yandex.Market prior the date of acquisition were recognized in the line item “Loss from equity method investments”.

(9) CPC revenues are defined as revenues from price comparison services priced on a CPC (cost-per-click) basis and recognized only when a user clicks on product offerings placed by merchants on Yandex.Market. Marketplace revenues (from sales of goods (1P) and commission and other marketplace revenues (3P)) are priced on CPA (cost per action) model.

The GMV of Yandex.Market marketplace accelerated to 212% year-on-year in Q3 2021 compared with 144% in Q2 2021. The acceleration was driven by a combination of factors, including audience growth, significant expansion in assortment and logistics infrastructure, swift transition of merchants from CPC to CPA (powered by dropship by seller “DBS” model), product improvement, as well as support from the integration with our Yandex Plus program.

Yandex.Market total revenues grew 25% in Q3 2021 compared with Q3 2020. The slower-than-GMV revenue growth is explained by the changes in marketplace revenue mix (increase in the share of 3P GMV to 78% in Q3 2021 compared with 60% in Q3 2020), the decrease of the merchants commission as well as the decline in price comparison revenue (by 57% year-on-year on the back of the conversion of merchants from CPC to our 3P marketplace model). Revenues from sale of goods (1P) grew 72% and were influenced by overall business growth and partially offset by a decrease in 1P as a share of GMV. Commission and other marketplace revenues (3P) increased by 42% driven by the overall growth of 3P GMV, partially offset by the decrease of the merchant commissions and 3P blended take-rates (on the back of the expansion of the DBS model).

Adjusted EBITDA loss of the Yandex.Market business was RUB 11.7 billion in Q3 2021, reflecting investments in the growth of our operations, including an expansion of our logistics infrastructure by adding 10 logistics premises, launch of an Express delivery, preparation for the launch of a fashion category as well as targeted marketing campaigns to expand customer base and strengthen our brand’s recognition as a multicategory marketplace (including a TV campaign with Yandex Plus).

Media Services

The Media Services segment includes our subscription service Yandex Plus, Yandex.Music, KinoPoisk, Yandex.Afisha and our production center Yandex.Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 10.3 million as of the end of Q3 2021, up 102% from the end of Q3 2020

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	1,773	4,311	143%	4,906	11,891	142%
Adjusted EBITDA	(1,027)	(1,589)	55%	(2,594)	(4,578)	76%
Adjusted EBITDA margin	-57.9%	-36.9%	21 pp	-52.9%	-38.5%	14.4 pp

Media Services revenues grew 143% in Q3 2021 compared with Q3 2020. The increase was primarily driven by the growth of Yandex Plus subscription on the back of the rapid growth of paying members of the Yandex Plus program as well as other revenue streams, including advertising and newly developing licensing revenues (due to increased activities in licensing sales of KinoPoisk Originals and sublicensing of exclusives). The adjusted EBITDA losses of RUB 1.6 billion reflect our investments in content (including original and exclusive content) and marketing to support the growth of the Yandex Plus subscriber base.

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	1,586	2,078	31%	3,960	5,856	48%
Adjusted EBITDA	495	468	-5%	471	1,581	236%
Adjusted EBITDA margin	31.2%	22.5%	-8.7 pp	11.9%	27.0%	15.1 pp

Classifieds revenues increased by 31% in Q3 2021 compared with Q3 2020 and was driven mainly by the increase in revenues from auto dealers’ listings, the launch of our auction model and a respective increase in prices. Auto finance and insurance services revenue has grown by more than 2.8x as compared to Q3 2020 due to the fine-tuning of our monetization strategies and a number of operational improvements in the brokerage model. The Adjusted EBITDA decreased by 5% in Q3 2021 compared with Q3 2020, driven by increased investments into the development and marketing of new products, which allowed for improvement to our market share despite intensifying competition.

Other Business Units and Initiatives

The Other Business Units and Initiatives segment includes our self-driving vehicles business (“Yandex SDG”), Zen, Yandex.Cloud, Yandex.Education, Devices, FinTech, Yandex.Uslugi (“Services”) and Yandex.Lavka experiments in international markets (“Lavka Overseas”), as well as several other experiments.

Key operational trends:

●	Zen's daily average users was 20.6 million in September 2021, up 7% from June 2021 and 13% from September 2020
●	Share of video as percentage of time spent on Zen is around 40% as of the end of September 2021 compared to 28% in the end of June 2021 and 19% in the end of September 2020

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	2,703	5,812	115%	6,485	15,440	138%
Adjusted EBITDA	(2,006)	(3,563)	78%	(5,713)	(9,367)	64%
Adjusted EBITDA margin	-74.2%	-61.3%	12.9 pp	-88.1%	-60.7%	27.4 pp

Other Business Units and Initiatives revenues increased 115% in Q3 2021 compared with Q3 2020. The increase was primarily driven by the fast growth in Devices (revenue increased 160% year-on-year to RUB 2.2 billion in Q3 2021 on the back of the strong demand for our stations), Zen and Cloud.

Adjusted EBITDA loss amounted to RUB 3.6 billion, up from a loss of RUB 2.0 billion in Q3 2020, as a result of increased investments in Zen and Yandex SDG (where adjusted EBITDA loss was RUB 1.1 billion in Q3 2021) and launch of new experiments, which did not exist a year ago, such as FinTech, Services, Lavka Overseas and other initiatives. The Adjusted EBITDA margin of the Devices business has improved from -26.5% in Q3 2020 to -9.2% in Q3 2021, primarily driven by increasing economies of scale, optimization of procurement prices, logistics costs and positive foreign exchange effect.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, logistics service, devices intercompany sales and others.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues:
Segment revenues	61,894	97,587	58%	154,425	263,995	71%
Eliminations	(3,559)	(6,282)	77%	(7,680)	(18,152)	136%
Total revenues	58,335	91,305	57%	146,745	245,843	68%
Adjusted EBITDA:
Segment adjusted EBITDA	14,906	5,550	-63%	35,344	22,184	-37%
Eliminations	78	72	-8%	236	239	1%
Total adjusted EBITDA	14,984	5,622	-62%	35,580	22,423	-37%

Eliminations related to our revenues increased 77% in Q3 2021 compared with Q3 2020. On a like-for-like basis (including Yandex.Market in both Q3 2021 and Q3 2020), eliminations related to our revenues increased 69% in Q3 2021. The increase was mainly attributed to higher intercompany TAC related to fast growing Zen business, intercompany revenue in Search and Portal (related to brand royalties, data centers rent paid by business units as well as cross-service advertising and marketing activities) as well as the intercompany eliminations related to logistics activities between Yandex.Market and Yandex.Taxi.

Consolidated revenues breakdown10

(10) The full definition of our consolidated revenues by source is presented under the caption “Revenues” in Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2020.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Online advertising revenues	33,179	42,605	28%	88,048	118,187	34%
Revenues related to Taxi segment, excluding sales of goods	15,801	26,279	66%	39,825	68,460	72%
Revenues related to sales of goods	5,922	13,971	136%	9,997	38,252	283%
Other revenues	3,433	8,450	146%	8,875	20,944	136%
Total revenues	58,335	91,305	57%	146,745	245,843	68%

Online advertising revenues in Q3 2021 on a like-for-like basis (including revenues of Yandex.Market for the full three and nine months periods ended September 30, 2020) grew 27% year-on-year; excluding TAC they grew 23%. On a two-year stack basis online advertising revenues grew by 14%, excluding TAC by 15%.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q3 2021 our headcount increased by 2,356 full-time employees. The total number of full-time employees was 17,206 as of September 30, 2021, up by 16% compared with June 30, 2021, and up 50% from September 30, 2020, which was primarily driven by the accelerated pace of hiring in E-commerce (including Yandex.Market, Yandex.Lavka and Yandex.Eats) and Search and Portal as well as by the fast growth of Ride-hailing, Media Services, Cloud and other businesses.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
TAC	4,516	6,875	52%	14,030	18,507	32%
Total TAC as a % of total revenues	7.7%	7.5%	-0.2 pp	9.6%	7.5%	-2.1 pp
Costs related to Taxi segment, excluding sales of goods	7,520	14,298	90%	19,919	36,341	82%
Costs related to Taxi segment, excluding sales of goods as a % of revenues	12.9%	15.7%	2.8 pp	13.6%	14.8%	1.2 pp
Cost of devices and other goods sold[11]	5,019	12,358	146%	8,384	34,692	314%
Cost of devices and other goods sold as a % of revenues	8.6%	13.5%	4.9 pp	5.7%	14.1%	8.4 pp
Other cost of revenues	5,086	12,140	139%	11,955	31,947	167%
Other cost of revenues as a % of revenues	8.7%	13.3%	4.6 pp	8.1%	13.0%	4.9 pp
Total cost of revenues	22,141	45,671	106%	54,288	121,487	124%
Total cost of revenues as a % of revenues	38.0%	50.0%	12.0 pp	37.0%	49.4%	12.4 pp

(11) Including sales of 1P products on Yandex.Market marketplace.

TAC grew 52% in Q3 2021 compared with Q3 2020 and represented 7.5% of total revenues, down 20 basis points compared with Q3 2020. The year-on-year dynamic of TAC as a share of revenue was primarily driven by a decrease in the share of advertising revenues as a percentage of total revenues as well as the optimization of TAC rates.

Operating Expenses

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Product development	9,414	12,222	30%	26,312	34,465	31%
As a % of revenues	16.1%	13.4%	-2.7 pp	17.9%	14.0%	-3.9 pp
Sales, general and administrative	15,742	32,961	109%	41,740	83,532	100%
As a % of revenues	27.0%	36.1%	9.1 pp	28.4%	34.0%	5.6 pp
Depreciation and amortization	4,780	6,135	28%	12,842	17,033	33%
As a % of revenues	8.2%	6.7%	-1.5 pp	8.8%	6.9%	-1.9 pp
Total operating expenses	29,936	51,318	71%	80,894	135,030	67%
As a % of revenues	51.3%	56.2%	4.9 pp	55.1%	54.9%	-0.2 pp

Total operating expenses increased 71% in Q3 2021 compared with Q3 2020. On a like-for-like basis (including Yandex.Market in both Q3 2021 and Q3 2020) total operating expenses increased 68% in Q3 2021 mainly due to an increase in advertising and performance marketing activities to support our market share gains and expansion of our customer base in a number of services (primarily, E-commerce businesses and our Yandex Plus subscription program) as well as in personnel expenses, which supported GMV growth acceleration of Yandex.Market and revenue growth of Taxi and Search and Portal. Q3 2021 dynamics were also affected by the low operating costs base in Q3 2020 due to pandemic-related cost optimization measures that were implemented in 2020.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
SBC expense included in cost of revenues	111	117	5%	325	367	13%
SBC expense included in product development	2,337	2,734	17%	6,617	8,768	33%
SBC expense included in SG&A	1,505	2,284	52%	3,971	6,666	68%
Total SBC expense	3,953	5,135	30%	10,913	15,801	45%
As a % of revenues	6.8%	5.6%	-1.2 pp	7.4%	6.4%	-1.0 pp

Total SBC expense increased 30% in Q3 2021 compared with Q3 2020. The growth primarily reflects new equity-based grants made in 2020-2021 as well as the increased share price of Yandex N.V., largely offset by the high base effect related to the exchange of Yandex.Market and MLU equity awards for new Yandex N.V. RSUs in Q3 2020.

Income/(loss) from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Income/(loss) from operations	6,258	(5,684)	n/m	11,563	(10,674)	n/m

Loss from operations amounted to RUB 5.7 billion in Q3 2021 compared to income from operations of RUB 6.3 billion in Q3 2020. Including Yandex.Market in both periods, income from operations in Q3 2020 was RUB 5.9 billion. The decrease reflects the changes in segment mix amid the continuing investments in our rapidly growing new businesses (primarily Yandex.Market, FoodTech and Media Services).

Adjusted EBITDA decreased 62% in Q3 2021 compared with Q3 2020. On a like-for-like basis (including Yandex.Market in both Q3 2021 and Q3 2020), adjusted EBITDA decreased 62%. The decline was mainly driven by investments in E-commerce (including Yandex.Market, Yandex.Lavka and Yandex.Eats), Other Business Units and Initiatives (including Yandex SDG, Zen, FinTech and other experiments) and Media Services, which were partially offset by Search and Portal and Ride-hailing revenue growth.

Interest income increased 14% in Q3 2021 compared with Q3 2020, reflecting an increase in interest rates.

Interest expense grew 30% in Q3 2021 compared with Q3 2020, reflecting our investments in the finance lease of warehouses for Yandex.Market and cars for car-sharing business.

Foreign exchange gain decreased insignificantly by RUB 101 million in Q3 2021 compared with Q3 2020 as the Russian ruble remained stable in both quarters.

Income tax expense for Q3 2021 was RUB 1,122 million, down from RUB 3,573 million in Q3 2020. Our effective tax rate in Q3 2021 was negative of 40.3% compared to positive tax rate of 14.1% in Q3 2020. If we remove the effects of deferred tax asset valuation allowances, SBC expense and tax on dividends our effective tax rate for Q3 2021 was 26.6%, compared to 21.5% for Q3 2020 as adjusted for similar effects in that period, as well as gain on Yandex.Market consolidation and loss on Yandex.Money disposal. The increase in the tax rate without above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting in the books of certain of our subsidiaries. In Q3 2021 we made adjustments to our policy for dividend distributions by Yandex LLC, our principal Russian operating subsidiary, to Yandex N.V. reflecting our plans to re-invest a larger share of our profits into numerous attractive opportunities and businesses in Russia. As a result of these changes, which reduced the amount of distributions deemed to be made for tax purposes, we recognized a gain in the amount of RUB 1,965 million.

Net loss was RUB 3.9 billion ($53.7 million) in Q3 2021, compared with net income of RUB 21.8 billion in Q3 2020. Apart from the described above drivers that affected the results of operations and income taxes the change in net income/(loss) was driven by one-off gain from the consolidation of Yandex.Market in Q3 2020, and gain on investments revaluation in Q3 2021.

Adjusted net income decreased 82% compared with Q3 2020, primarily driven by the decline in the results of operations partly offset by gain on investments revaluation and decrease of income tax expense. Respective adjusted net income margin down 1,140 basis points from 12.9% in Q3 2020 to 1.5% in Q3 2021.

As of September 30, 2021, Yandex had cash, cash equivalents and term deposits of RUB 134.6 billion ($1,850.1 million), including cash, cash equivalents and term deposits of Yandex.Taxi.

Net cash flow provided by operating activities for Q3 2021 was RUB 2.2 billion ($30.3 million) and capital expenditures were RUB 8.5 billion ($116.8 million).

The total number of shares issued and outstanding as of September 30, 2021 was 358,558,997, including 322,860,322 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 940,157 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.26 per share, 1.7 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 14.1 million shares, of which RSUs to acquire 4.7 million shares were fully vested; performance share units (PSUs) for 0.4 million shares, none of which were vested or earned, and synthetic options for 2.0 million, 0.6 million of which were fully vested.

Impact of the COVID-19 Pandemic

In Q3 2021 we have seen a continuing strengthening of the Russian economy as well as gradual recovery of consumer demand across our key markets. The growth rates of our key businesses, advertising and ride-hailing, have normalized in Q3 2021 compared to Q2 2021, which was influenced by the lower base as a result of the pandemic. The businesses that saw an acceleration of demand during the pandemic continued to demonstrate solid growth trends on the back of fewer COVID-19 restrictions, including our FoodTech businesses, Yandex.Market marketplace and Media Services. We believe this is related to the change in consumer behavior and habits, and low penetration of these services in Russia.

The number of new COVID-19 cases in Russia started to grow again in September and October and reached a new record high. As such, many regions in Russia began to introduce various lockdown measures and restrictions. The performance in the upcoming months will highly depend on the epidemiological situation in Russia and the magnitude of the potential restrictive measures implemented by authorities.

With regards to our financial position as of the end of September 30, 2021, our analysis of the effect from COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 27, 2021 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please dial-in at least 10 minutes prior to the call start time (using dial-in number and confirmation code stated below).

To access the conference call live, please dial:

US: +1 929 477 0402

UK/International: +44 (0) 330 336 9125

Russia: +7 495 213 1767

Passcode: 6487932

A live and archived webcast of this conference call will be available at:

https://www.webcast-eqs.com/yandex20211027

Following the call, a webcast replay will be available at the Yandex Investor Relations website at https://ir.yandex/events-and-presentations

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has more than 30 offices worldwide, has been listed on the NASDAQ since 2011 and on the MOEX since 2014.

More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 1, 2021 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of October 27, 2021, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, financial results on a like-for-like basis including Yandex.Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring expenses, (6) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (7) loss from equity method investments, less (1) interest income and (2) other income, net
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) SBC expense adjusted for the income tax attributable to the SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring expenses adjusted for the related reduction in income tax, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, (5) foreign exchange losses/(gains) adjusted for (reduction)/increase in income tax attributable to foreign exchange losses/(gains)
●	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
●	Financial results on a like-for-like basis including Yandex.Market means revenues, ex-TAC revenues, income from operations, adjusted EBITDA, adjusted net income and net income of the combined results of operations as if the acquisition of Yandex.Market completed as of January 1, 2020. These amounts have been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex.Market to reflect amortization associated with intangibles acquired and related income tax results

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Effect of Yandex.Market consolidation

We adjust net income and EBITDA for gain on Yandex.Market consolidation. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

Loss from disposal of investment in Yandex.Money

We adjust net income for loss from disposal of investment in Yandex.Money. We have added this loss to adjusted net income as we believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	September 30,	September 30,
	2020*	2021	2021
	RUB	RUB	$
ASSETS
Cash and cash equivalents	132,398	81,425	1,119.1
Term deposits	105,787	53,189	731.0
Investments in marketable equity securities	-	3,792	52.1
Accounts receivable, net	25,440	32,111	441.3
Prepaid expenses	6,727	12,902	177.4
Inventory	4,810	7,039	96.7
Funds receivable, net	2,289	2,685	36.9
Investments in debt securities	-	657	9.0
VAT reclaimable	7,573	12,310	169.2
Other current assets	5,377	6,957	95.6
Total current assets	290,401	213,067	2,928.3
Property and equipment, net	61,772	88,788	1,220.3
Operating lease right-of-use assets	20,800	37,097	509.8
Intangible assets, net	21,842	22,946	315.4
Content assets, net	7,464	12,704	174.6
Goodwill	104,275	117,701	1,617.6
Long-term prepaid expenses	1,391	3,011	41.5
Investments in non-marketable equity securities	1,135	3,923	53.9
Deferred tax assets	1,639	5,736	78.8
Other non-current assets	4,893	7,620	104.7
Total non-current assets	225,211	299,526	4,116.6
TOTAL ASSETS	515,612	512,593	7,044.9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	43,634	87,172	1,198.0
Income and non-income taxes payable	12,573	12,804	176.0
Deferred revenue	6,645	7,777	106.9
Bank deposits and liabilities, current	-	91	1.3
Total current liabilities	62,852	107,844	1,482.2
Convertible debt	83,277	83,549	1,148.3
Deferred tax liabilities	3,705	2,910	40.0
Operating lease liabilities	12,830	26,218	360.3
Finance lease liabilities	3,387	13,697	188.2
Bank deposits and liabilities, non current	-	141	1.9
Other accrued liabilities	1,459	4,109	56.6
Total non-current liabilities	104,658	130,624	1,795.3
Total liabilities	167,510	238,468	3,277.5
Redeemable noncontrolling interests	3,167	1,058	14.5
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 323,800,479, Class B: 35,708,674 and 35,698,674, and Class C: 1,429,984 and 10,000, respectively); shares outstanding (Class A: 318,501,858 and 322,860,322, Class B: 35,708,674 and 35,698,674, and Class C: nil)	278	281	3.9
Treasury shares at cost (Class A: 1,928,621 and 940,157, Priority share: nil and nil, respectively)	(6)	(3,361)	(46.2)
Additional paid-in capital	160,857	108,804	1,495.4
Accumulated other comprehensive income	17,923	16,570	227.7
Retained earnings	145,789	135,920	1,868.0
Total equity attributable to Yandex N.V.	324,841	258,214	3,548.8
Noncontrolling interests	20,094	14,853	204.1
Total shareholders’ equity	344,935	273,067	3,752.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,612	512,593	7,044.9

*  Derived from audited consolidated financial statements and revised in the first quarter of 2021 due to immaterial discrepancies

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2020	2021	2021
	RUB	RUB	$

Revenues	58,335	91,305	1,254.9
Operating costs and expenses:
Cost of revenues(1)	22,141	45,671	627.7
Product development(1)	9,414	12,222	168.0
Sales, general and administrative(1)	15,742	32,961	453.0
Depreciation and amortization	4,780	6,135	84.3
Total operating costs and expenses	52,077	96,989	1,333.0
Income/(loss) from operations	6,258	(5,684)	(78.1)
Interest income	1,009	1,146	15.8
Interest expense	(723)	(938)	(12.9)
Effect of Yandex.Market consolidation	19,230	-	-
Income/(loss) from equity method investments	(94)	4	0.1
Other income/(loss), net	(346)	2,686	36.8
Net income/(loss) before income taxes	25,334	(2,786)	(38.3)
Income tax expense	3,573	1,122	15.4
Net income/(loss)	21,761	(3,908)	(53.7)
Net loss attributable to noncontrolling interests	239	523	7.2
Net income/(loss) attributable to Yandex N.V.	22,000	(3,385)	(46.5)
Net income/(loss) per Class A and Class B share:
Basic	62.61	(9.32)	(0.13)
Diluted	60.72	(9.32)	(0.13)
Weighted average number of Class A and Class B shares used in per share computation
Basic	351,372,700	363,390,831	363,390,831
Diluted	361,941,154	363,390,831	363,390,831

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	111	117	1.6
Product development	2,337	2,734	37.6
Sales, general and administrative	1,505	2,284	31.4

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2020	2021	2021
	RUB	RUB	$

Revenues	146,745	245,843	3,378.8
Operating costs and expenses:
Cost of revenues(1)	54,288	121,487	1,669.7
Product development(1)	26,312	34,465	473.7
Sales, general and administrative(1)	41,740	83,532	1,148.0
Depreciation and amortization	12,842	17,033	234.1
Total operating costs and expenses	135,182	256,517	3,525.5
Income/(loss) from operations	11,563	(10,674)	(146.7)
Interest income	2,708	3,503	48.1
Interest expense	(1,626)	(2,592)	(35.6)
Effect of Yandex.Market consolidation	19,230	-	-
Loss from equity method investments	(2,177)	(2)	-
Other income, net	2,976	3,375	46.4
Net income/(loss) before income taxes	32,674	(6,390)	(87.8)
Income tax expense	9,229	5,402	74.3
Net income/(loss)	23,445	(11,792)	(162.1)
Net loss attributable to noncontrolling interests	952	1,551	21.4
Net income/(loss) attributable to Yandex N.V.	24,397	(10,241)	(140.7)
Net income/(loss) per Class A and Class B share:
Basic	72.49	(28.28)	(0.39)
Diluted	70.27	(28.28)	(0.39)
Weighted average number of Class A and Class B shares used in per share computation
Basic	336,558,174	362,097,366	362,097,366
Diluted	346,728,394	362,097,366	362,097,366

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	325	367	5.0
Product development	6,617	8,768	120.5
Sales, general and administrative	3,971	6,666	91.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	21,761	(3,908)	(53.7)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	3,549	4,704	64.6
Amortization of intangible assets	1,231	1,431	19.7
Amortization of content assets	728	2,373	32.6
Operating lease right-of-use assets amortization and the lease liability accretion	2,890	3,010	41.4
Amortization of debt discount and issuance costs	504	518	7.1
Share-based compensation expense	3,953	5,135	70.6
Deferred income tax expense/(benefit)	(707)	(1,338)	(18.4)
Foreign exchange gains	(478)	(377)	(5.2)
Loss/(income) from equity method investments	94	(4)	(0.1)
Effect of Yandex.Market consolidation	(19,230)	-	-
Other	980	(2,468)	(33.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,331)	(3,961)	(54.4)
Prepaid expenses and other assets	4,049	(3,967)	(54.5)
Inventory	(2,944)	(269)	(3.6)
Accounts payable and accrued liabilities	4,406	3,990	54.8
Deferred revenue	490	886	12.2
Bank deposits and liabilities	-	(48)	(0.7)
Content assets	(2,194)	(2,056)	(28.3)
Content liabilities	1,151	(1,449)	(19.9)
Net cash provided by operating activities	18,902	2,202	30.3
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(4,694)	(8,498)	(116.8)
Proceeds from sale of property and equipment	36	28	0.4
Acquisitions of businesses, net of cash acquired	(33,374)	(962)	(13.2)
Investments in non-marketable equity securities	-	(393)	(5.4)
Proceeds from sale of marketable equity securities	-	2,917	40.1
Investments in term deposits	(145,965)	(53,425)	(734.3)
Maturities of term deposits	67,870	121,423	1,668.8
Loans granted	-	(543)	(7.4)
Proceeds from repayments of loans	375	700	9.6
Net cash (used in)/provided by investing activities	(115,752)	61,247	841.8
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	40	175	2.4
Repurchases of share options	-	(25)	(0.3)
Payment of debt issuance costs	(11)	-	-
Ordinary shares issuance costs	(87)	-	-
Repurchases of ordinary shares	-	(3,530)	(48.5)
Payment of contingent consideration and holdback amount	(53)	(5,494)	(75.5)
Payment for finance leases	(171)	(234)	(3.2)
Other financing activities	(47)	(154)	(2.2)
Purchase of redeemable noncontrolling interests	(3,031)	(525)	(7.2)
Purchase of non-redeemable noncontrolling interests	(1,709)	(58,363)	(802.1)
Net cash used in financing activities	(5,069)	(68,150)	(936.6)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	11,097	(1,726)	(23.9)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(90,822)	(6,427)	(88.4)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	184,335	87,914	1,208.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	93,513	81,487	1,119.9

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	184,292	87,867	1,207.6
Restricted cash and cash equivalents, beginning of period	43	47	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	184,335	87,914	1,208.3

Cash and cash equivalents, end of period	93,463	81,425	1,119.1
Restricted cash and cash equivalents, end of period	50	62	0.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	93,513	81,487	1,119.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	23,445	(11,792)	(162.1)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	10,218	12,719	174.8
Amortization of intangible assets	2,624	4,314	59.3
Amortization of content assets	2,276	5,445	74.8
Operating lease right-of-use assets amortization and the lease liability accretion	7,036	8,040	110.5
Amortization of debt discount and issuance costs	1,141	1,554	21.4
Share-based compensation expense	10,913	15,801	217.2
Deferred income tax expense/(benefit)	(15)	(5,403)	(74.3)
Foreign exchange gains	(3,632)	(86)	(1.2)
Loss from equity method investments	2,177	2	-
Effect of Yandex.Market consolidation	(19,230)	-	-
Other	1,112	(2,288)	(31.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	222	(6,437)	(88.5)
Prepaid expenses and other assets	808	(17,273)	(237.3)
Inventory	(3,907)	(2,257)	(30.9)
Accounts payable and accrued liabilities	(5,114)	9,897	136.0
Deferred revenue	666	1,173	16.1
Bank deposits and liabilities	-	(48)	(0.7)
Content assets	(4,797)	(9,603)	(132.0)
Content liabilities	523	2,132	29.3
Net cash provided by operating activities	26,466	5,890	81.0
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(17,375)	(25,742)	(353.8)
Proceeds from sale of property and equipment	74	62	0.9
Acquisitions of businesses, net of cash acquired	(33,469)	(8,236)	(113.2)
Investments in non-marketable equity securities	(15)	(658)	(9.0)
Proceeds from sale of marketable equity securities	-	5,652	77.7
Investments in marketable equity securities	-	(9,869)	(135.6)
Investments in term deposits	(267,957)	(240,676)	(3,307.8)
Maturities of term deposits	161,456	292,031	4,013.6
Loans granted	-	(1,103)	(15.3)
Proceeds from repayments of loans	391	1,277	17.6
Net cash provided by/(used in) investing activities	(156,895)	12,738	175.1
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	88	1,039	14.3
Repurchases of share options	(642)	(67)	(0.9)
Proceeds from issuance of convertible debt	82,046	-	-
Payment of debt issuance costs	(11)	-	-
Proceeds from issuance of ordinary shares	72,650	-	-
Ordinary shares issuance costs	(91)	-	-
Repurchases of ordinary shares	(10,165)	(3,530)	(48.5)
Repayments of overdraft borrowings	-	(397)	(5.5)
Payment of contingent consideration and holdback amount	(63)	(5,504)	(75.6)
Payment for finance leases	(311)	(436)	(6.0)
Other financing activities	(113)	(286)	(4.0)
Purchase of redeemable noncontrolling interests	(3,078)	(1,194)	(16.4)
Purchase of non-redeemable noncontrolling interests	(1,709)	(58,363)	(802.1)
Net cash provided by/(used in) financing activities	138,601	(68,738)	(944.7)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	28,888	(849)	(11.8)
Net change in cash, cash equivalents, and restricted cash	37,060	(50,959)	(700.4)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,820.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	93,513	81,487	1,119.9

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	56,415	132,398	1,819.6
Restricted cash and cash equivalents, beginning of period	38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,820.3

Cash and cash equivalents, end of period	93,463	81,425	1,119.1
Restricted cash and cash equivalents, end of period	50	62	0.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	93,513	81,487	1,119.9

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Total revenues	58,335	91,305	57%	146,745	245,843	68%
Less: traffic acquisition costs (TAC)	4,516	6,875	52%	14,030	18,507	32%
Ex-TAC revenues	53,819	84,430	57%	132,715	227,336	71%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Net income/(loss)	21,761	(3,908)	n/m	23,445	(11,792)	n/m
Add: depreciation and amortization	4,780	6,135	28%	12,842	17,033	33%
Add: SBC expense	3,953	5,135	30%	10,913	15,801	45%
Add: compensation expense related to contingent consideration	(9)	36	n/m	-	263	n/m
Add: one-off restructuring expenses	2	-	n/m	262	-	n/m
Less: interest income	(1,009)	(1,146)	14%	(2,708)	(3,503)	29%
Add: interest expense	723	938	30%	1,626	2,592	59%
Add: loss/(income) from equity method investments	94	(4)	n/m	2,177	2	-100%
Less: other (income)/loss, net	346	(2,686)	n/m	(2,976)	(3,375)	13%
Less: effect of Yandex.Market consolidation	(19,230)	-	n/m	(19,230)	-	n/m
Add: income tax expense	3,573	1,122	-69%	9,229	5,402	-41%
Adjusted EBITDA	14,984	5,622	-62%	35,580	22,423	-37%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Net income/(loss)	21,761	(3,908)	n/m	23,445	(11,792)	n/m
Add: SBC expense	3,953	5,135	30%	10,913	15,801	45%
Less: income tax attributable to SBC expense	(41)	-	n/m	(89)	-	n/m
Add: compensation expense (reversal of expense) related to contingent consideration	(9)	36	n/m	-	263	n/m
Less: foreign exchange gains	(478)	(377)	-21%	(3,632)	(86)	-98%
Add: increase in income tax attributable to foreign exchange gains	288	66	-77%	1,171	9	-99%
Add: one-off restructuring expenses	(1)	-	n/m	218	-	n/m
Add: loss from disposal of investment in Yandex.Money	900	-	n/m	900	-	n/m
Less: effect of Yandex.Market consolidation	(19,230)	-	n/m	(19,230)	-	n/m
Add: amortization of debt discount	504	518	3%	1,141	1,554	36%
Less: reduction in income tax attributable to amortization of debt discount	(126)	(130)	3%	(285)	(389)	36%
Adjusted net income	7,521	1,340	-82%	14,552	5,360	-63%

Reconciliation of Adjusted EBITDA Margin U.S. GAAP Net Loss Margin

In RUB millions
	U.S. GAAP Actual Net Loss	Net Loss Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)
Three months ended September 30, 2021	(3,908)	-4.3%	9,530	5,622	6.2%
Nine months ended September 30, 2021	(11,792)	-4.8%	34,215	22,423	9.1%

(1)	Net loss margin is defined as net loss divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, one-off restructuring expenses, accrual of expense related to contingent consideration, interest income, interest expense, loss/income from equity method investments, other income, net and income tax expense. For a reconciliation of adjusted EBITDA to net loss, please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

Reconciliation of Adjusted Net Income Margin to U.S. GAAP Net Loss Margin

In RUB millions
	U.S. GAAP Actual Net Loss	Net Loss Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)
Three months ended September 30, 2021	(3,908)	-4.3%	5,248	1,340	1.5%
Nine months ended September 30, 2021	(11,792)	-4.8%	17,152	5,360	2.2%

(1)	Net loss margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax attributable to SBC expense), accrual of expense related to contingent consideration, foreign exchange losses/(gains) as adjusted for the reduction/(increase) in income tax attributable to the losses/(gains), one-off restructuring expenses and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net loss, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.

Reconciliation of financial results on a like-for-like basis including Yandex.Market to U.S. GAAP financial results

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2020	2021	Change	2020	2021	Change
Revenues	58,335	91,305	57%	146,745	245,843	68%
Add: revenues of Yandex.Market, net of intercompany eliminations	1,547	-	n/m	13,481	-	n/m
Revenues, including Yandex.Market	59,882	91,305	52%	160,226	245,843	53%
Ex-TAC revenues	53,819	84,430	57%	132,715	227,336	71%
Add: Ex-TAC revenues related to Yandex.Market, net of intercompany eliminations	1,508	-	n/m	13,049	-	n/m
Ex-TAC revenues, including Yandex.Market	55,327	84,430	53%	145,764	227,336	56%
Online advertising revenue	33,179	42,605	28%	88,048	118,187	34%
Add: Online advertising revenue, related to Yandex.Market	419	-	n/m	4,538	-	n/m
Online advertising revenue, including Yandex.Market	33,598	42,605	27%	92,586	118,187	28%
Income/(loss) from operations	6,258	(5,684)	n/m	11,563	(10,674)	n/m
Less: depreciation and amortization of assets identified in a business combinations	(110)	-	n/m	(554)	-	n/m
Less: loss from operations of Yandex.Market, net of intercompany eliminations	(228)	-	n/m	(5,575)	-	n/m
Income/(loss) from operations, including Yandex.Market	5,920	(5,684)	n/m	5,434	(10,674)	n/m

Net income/(loss)	21,761	(3,908)	n/m	23,445	(11,792)	n/m
Less: depreciation and amortization of assets identified in a business combinations and related income tax effect	(99)	-	n/m	(1,007)	-	n/m
Less: (income)/loss of Yandex.Market	26	-	n/m	(2,034)	-	n/m
Net income/(loss), including Yandex.Market	21,688	(3,908)	n/m	20,404	(11,792)	n/m

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru